Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

FINAL TRANSCRIPT

Conference Call Transcript

VZ - Conference Call “Verizon to Acquire MCI for $5.3 Billion in Equity and Cash”

Event Date/Time: Feb. 14. 2005 / 9:00AM ET

Event Duration: N/A

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FINAL TRANSCRIPT

VZ - Conference Call “Verizon to Acquire MCI for $5.3 Billion in Equity and Cash”

CORPORATE PARTICIPANTS

Cathie Webster

Verizon Communications, Inc. - SVP IR

Ivan Seidenberg

Verizon Communications, Inc. - Chairman, CEO

Michael Capellas

MCI, Inc. - President, CEO

Doreen Toben

Verizon Communications, Inc. - CFO

Robert Blakely

MCI, Inc. - CFO, EVP

CONFERENCE CALL PARTICIPANTS

John Hodulik

UBS - Analyst

David Barden

Banc of America Securities - Analyst

Blake Bath

Lehman Brothers - Analyst

Richard Talbot

RBC Capital Markets - Analyst

Frank Louthan

Raymond James - Analyst

Mike McCormack

Bear Stearns - Analyst

Jason Bazinet

J.P. Morgan - Analyst

PRESENTATION

Operator

Good morning, and welcome to the Verizon and MCI conference call. At this time all participants have been placed in a listen-only mode. Later we will conduct a question-and-answer session. (OPERATOR INSTRUCTIONS) It is now my pleasure to turn this call over to Ms. Cathie Webster, Senior Vice President of Investor Relations at Verizon.

Cathie Webster - Verizon Communications, Inc. - SVP IR

Thank you, Jackie and good morning everyone. Thank you for joining us, particularly on short notice. I am Cathie Webster of Investor Relations at Verizon. As you know, earlier this morning we issued a news release outlining our definitive agreement to acquire MCI. The purpose of this call is to provide you with a clear understanding of the transaction and to discuss its strategic benefits. Our speakers this morning are Ivan Seidenberg, Verizon’s Chairman and CEO; Michael Capellas, MCI’s President and CEO; and Doreen Toben, Verizon’s Chief Financial Officer. At the end of the remarks we will take questions.

Before we get started let me make sure that you’re aware that the press release and the presentation slides are available on the Investor Relations pages of both companies’ websites. Both websites are currently webcasting this call. Replays of the call will be archived and available later today. In addition, a replay of this call will be available by phone for 48 hours beginning around noon today. The domestic replay number is 877-519-4471, and the conference ID is 5712952. The international replay number is 973-341-3080, and the conference ID is 5712952.

I would also like to draw your attention to our Safe Harbor statement. Information in this presentation contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements we claim protection of the Safe Harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussions of factors that may affect future results are contained within this presentation and are also contained in our SEC filings which will be accessed from our website. With that I would like to turn the call over to Ivan.

Ivan Seidenberg - Verizon Communications, Inc. - Chairman, CEO

Cathie, thank you and good morning everyone. We are very excited by the prospects of this combination. As you see in the press release, we believe that this will accelerate the combined companies’ capabilities to serve enterprise and government

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FINAL TRANSCRIPT

VZ - Conference Call “Verizon to Acquire MCI for $5.3 Billion in Equity and Cash”

customers. In addition to Michael and Doreen, we have Bob Blakely who is the MCI CFO and Stasia Kelly, the MCI general counsel and Larry Babbio who is the Verizon Vice Chairman with us this morning.

Our focus this morning will be to give you a presentation on the overall; some of us will offer our views and then we will have a Q&A period. So turning to the slides, a couple of comments on the strategic overview. Both companies have complementary assets that focus on the enterprise and government customers. This is a transaction that is focused on the strength of both companies’ core business. This transaction will drive significant operational efficiencies, and at the same time create opportunities for investment in new revenue opportunities in this marketplace. Obviously you will hear more about all of the next generation IP-based product suites that we will develop; Michael will go through that in rather good detail. Another key component of this transaction is the opportunity that this presents to us to continue the heritage of innovation that has been a hallmark of MCI over a long period of time.

The way we think about that is if you look at our Company and look how Verizon Wireless was created from Bell Atlantic Wireless, add then the AirTouch and the GTE properties to create a new entity. We believe that we can create a new way to think about going to market in this enterprise space by taking the MCI assets and people, combine them with ours in creating something new, different and something that is much more compelling in the marketplace. And since we have proven we can do that in the Wireless area, we are very excited about the opportunity this presents to really create something different going forward. And of course as you will hear from Doreen, this transaction is financially prudent and smart for both sides. It maintains all of our financial flexibility going forward, and none of our credit metrics or any of the other issues associated with how people look at us are significantly impacted as a result of this transaction.

A couple of comments on deal structure. Overall we are offering $20.75 in value which equates to a total package of about 6.7 billion. We will go through the details in a little bit later on the call. But it is $4.8 billion of Verizon equity, and the rest of it is in a variety of cash distributions, dividends that come from MCI’s cash horde as we go through the next 18 months. There is a closing adjustment that is based on the estimated agreement between the two companies on the bankruptcy liabilities. We will cover that in a little bit more detail. There are standard terms and conditions, and just a word or two on governance to give everybody some perspective.

Michael and I have been talking about this transaction for quite some time. Dates back to the late summer, early fall. We feel it is a compelling transaction, things that we can accomplish. One of the points that Michael made to me during the entire time we talked about this was that in terms of the social issues, what he felt is that it was important for MCI senior executives to stay focused on the MCI shareowner, the MCI business and its MCI people and to leave issues of board seats and roles in the new company to a later discussion and a later time. This would avoid distractions and conflicts during the approval process and give them a chance to focus exactly on the terms and conditions of the deal. I agree with Michael; I think that’s exactly the right way for us to think about it and all of these things will be settled out in time as we get closer to approval.

During the entire time we’ve been discussing this transaction with Michael and his team we have established just extraordinarily good relationships with several of his key senior people, Fred Briggs and Jonathan Crane and Wayne Huyard. And we believe that all three have established great relationships with our people and we will be able to move forward and do this in a way that will accomplish all the things that Michael and I talked about in this deal.

With that, what I would like to just conclude is to say we see this as simple and straightforward. It is prudent, it is manageable, it is aggressive, and what I would like to do now is to introduce Michael, congratulate him on the job that he is doing with MCI and gaining some stability and momentum to that business coming out of a very difficult bankruptcy issue and let’s hear Michael, your perspective on this. Thank you.

Michael Capellas - MCI, Inc. - President, CEO

Thank you very much Ivan, and it is nice to be talking to you all. I’m going to talk a little bit about some of the key themes around the industry, some of the customer perceptions and really just sort of things from a marketplace perspective as to why this makes sense really for all parties involved. The one great part about all of our collective business here is that we are in the communications business, and regardless of whether it is an extension of wireless capabilities, wireless apps, voice and data, one thing we know is there will just be continued growth in virtually all forms of communications.

We also know that from a customer perspective that the overwhelming thing is that customers want to have simplified delivery, one-stop shopping, a single point of contact. From a technology perspective we see this in virtually every part of the high-end, whether it is customers moving to blades for servers where everything wants to be an addressable node on a network; whether it is moving to storage area networks where every piece of storage is now disturbed on a network, whether it is the end access points, what we know is virtually everything is there. And as we even think about the future of communications, it is always interesting to take it from the application side. We know that X amount and other kinds messaging means that everything on a network is addressable, and the customers are looking for one-stop shopping and simply stated, the network is becoming more relevant to all of our customers.

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FINAL TRANSCRIPT

VZ - Conference Call “Verizon to Acquire MCI for $5.3 Billion in Equity and Cash”

Underneath all that is that IP is enabling the way we distribute that; the world will go to an IP world where everything virtually becomes addressable, and with that creates over the next few years just a new array of services which will be provided by integrated telecommunication companies, and at the end of the day what we know is all the industry dynamics are changing. The single point of contact, integrated delivery, voice and data, driven by higher level standards and the entire process is being driven by the whole IT environment taken as a whole. And again, telecommunications becoming more relevant.

As we look at our Company and MCI and now as we go forward with the new Company I think it is sort of interesting to go back and sort of see the perspective of where we’ve been and the things we’ve accomplished. At our heart we have an expansive global network; we have extended out to points of presence around the world. Underneath that is IP centric and we are continuing to converge to an IP core which now allows us to be able to distribute with many points of presence around it. We have worked very, very hard on ensuring that we maintained through the last couple years really industry-leading service quality, and I think the best testimony to that is the incredible record we’ve had of customer retention, particularly with our high and most complex customers and in that is something we are very proud of and will continue to focus on in our legacy of industry-leading service quality.

We have also been working particularly over the last six or eight months, and you have probably seen many press releases from us on the delivery of a new set of IP centric products. These are things that fit on top of our IP core and one of the things we think is a great ability to integrate both local access of all kinds, wireless capabilities and wireless applications that it takes this entire product set to a whole new level.

I think the other side is you can’t put numbers on, but we have got a very strong tenured sales force; we have had great retention of our sales force, we have added to it. And I think it is evident in virtually every survey we see that incredible strong relations that we have maintained and built on over the past two years. If we sort of get one more level into the IP assets, if you really think about the history and the heritage of the Company we have been — our roots have been based in data for a very, very long time. If you think back to the UU Net core we have come from a data centric world and have been able to extend that out. We have some of the deepest IT skill sets from design to engineering to delivery in the world. We have over the past three or four years obviously invested very heavily in the network, and just some statistical numbers, we now have over 4500 worldwide points of presence and certainly carry a large percentage of the world’s Internet traffic.

In addition we are truly global, occupying on six continents and 140 plus countries. And we have continued to be the leader and thought leader on enterprise networking of all kinds, particularly integrated services for a long time. A little bit about our enterprise business. Our sales force really has physical presence all over the world. At the high end we have dedicated accounting specifically in the 286 large, multinational customers to which we offer a variety of services to and those account relationships are long and deep. We have a strong history in government markets and we actually have trained on-site support for the most complex and certainly ultra secured government networks, many of which you know well, including people like the FAA.

We have established a strong local presence in terms of where we have our branches; we are across 91 sales offices across the U.S. These are dedicated teams all over the U.S. that have both sales and support and have very, very close customer relationships. Not only with the big global accounts, but with large national accounts as well. And finally over the past six months we have established an MCI services brand that includes managed networks to those of you may not know, we actually manage over 3000 networks for our customers or pieces of networks. We have made recent acquisitions to beef up our security including assessment services. We run a large hosting business, and we have some very cool technology about integrating Web centers which is a call center on the Web simultaneously.

Our focus on these next generation services, this isn’t really about things we’re going to build, this is about things we are doing today that the great capabilities help us expand. In managed services some of the biggest customers in the world, in security its both on the prem, and some new products we’ve offered, but also assessment and professional services. In hosting it is some of the most complex applications in the world and in contact centers we literally run call centers for 9 of the 12 largest financial institutions in the world.

This morning we also released a summary of our fourth-quarter results. Revenue is on track at $5 billion. This is down sequentially 2 percent and 10 percent year-on-year. Our enterprise revenue actually increased quarter-on-quarter sequentially and that is 4 consecutive quarters of stability in the enterprise space.

Our operating income before depreciation and amortization was approximately $775 million, but that did include the benefit of incidental items totaling about $270 million. At the end of the period cash and cash equivalents was $5.5 billion.

So in summary, there is no question that this makes the capabilities of the Company with a great heritage and great people stronger. It provides us the end to end products and services including wireless voice and data. There is no question it accelerates the technology investments we’ve been making and puts them with world-class technologies. It broadens our customer base and in fact in many cases we now are the premier end-to-end service provider. It certainly improves our cost structure on a number of fronts, and as importantly it increases customer confidence in everything we do. At the end of the day, there is no question our future is brighter together.

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FINAL TRANSCRIPT

VZ - Conference Call “Verizon to Acquire MCI for $5.3 Billion in Equity and Cash”

Ivan Seidenberg - Verizon Communications, Inc. - Chairman, CEO

Michael, thank you. Okay. Continuing along the presentation, if we turn to the slides called “Network Assets,” I won’t take you through all of the same things from our perspective as Michael said but just let me offer a couple of complementary and supplementary comments that go with that. In terms of network assets, we absolutely agree that the network is becoming more relevant over time. We’ve never actually thought it was not relevant but it is even going to become even more important going forward. The combination of these two companies provides us unparalleled reach and scope of operations. Therefore we will be able to drive scale efficiencies, A) to return value back to both sets of shareholders and B) to make sure we have sufficient funds to continue to accelerate our movement in the new platforms that both of us are interested in doing.

In terms of the account teams, no question that you think of us we have much more vertical depth in the regional markets that we serve. We’ve been growing more into the national area, but we don’t come anywhere close to the kind of coverage that the MCI account team has and the customer retention and the service metrics that the customers of MCI give them is extraordinary. So we are very good. This makes us without question the solid number two in the market with an idea that we can continue to improve and increase our growth rate going forward.

The breadth of our portfolio is obvious, this chart would show you all of the technical terms and conditions that are associated with these products and services. You have to be kind of a picky nerd to like all these terms but customers love it and they want to make sure that we are focused on these things. The key message on this page is the combination extends the great products that we have. It adds core to both companies’ current strategy and operation. There is nothing fancy about this, and when you look at this entire page either we are adding vertical depth or horizontal reach and the combination is just very compelling going forward.

The customer. They are going to have I think a lot of opportunity here. This chart just simplifies a very complex process but if you look at the current industry, very fragmented in terms of suppliers and service providers. Customers are struggling with the issue of technology management, gaining efficiencies and new capabilities. They are focused on the things that Michael talked about in terms of application, security, mobility, hosting, and what they need. They need someone to come in and offer compelling value to them so that we can drive innovation and efficiency and productivity to these customers and we believe that this will give us an opportunity to bring great customer benefits to the customers that both companies serve.

Like in any deal, you need to offset the price that you pay. And this is no different than any other deal, this comes in two flavors. Doreen will cover the second, all the network and IT savings that we can expect to achieve. All of the SG&A savings that go with that; I think the important thing is from the standpoint of costs and productivity we have done this before. We have seen it. Their network and our network. We have the same kinds of switches and activities. So it is nothing that is foreign to either Company. It is horizontal in terms of being able to get cost reductions and of course, when you look at the benefits in terms of revenue opportunities and network investment, there are opportunities there for new platforms, the actual to refresh areas of the network operation in both MCI as well as (technical difficulty) develop some new investment in IT to improve some of the systems there, and overall to generate terrific benefits for customers and shareholders as we go forward.

So with that let’s get to the financial structure of the deal and Doreen (inaudible).

Doreen Toben - Verizon Communications, Inc. - CFO

I think I will pick up on slide 22. Thanks, Ivan. As you mentioned, we’ve taken a long look at MCI’s operations and network. We’ve had teams from network, engineering and IT performing an extensive analysis in their areas so we have a good understanding of what it will take. And by the way, since these are the same people whose teams will be responsible for executing our plan, I have a high degree of confidence that we can deliver just as we have in all the previous mergers.

Our analysis concluded that while MCI’s network assets have a very impressive scope they are underutilized and inefficient in some areas. Our engineers identified several areas of opportunity and I’ll just touch on some of the biggest ones. Number one is networks. As you know, MCI has acquired many different networks, assets and systems over the years. Voice and data, owned and leased, and controller networks to manage the various networks that serve customers. We see significant opportunities for rationalizing these assets, eliminating duplicate networks and increasing the efficiency of the supporting IT system. We have a strong track record of doing this in our own business both on the wireline and wireless side. We also will look at our networks and consolidate traffic to use capacity more efficiently and lower transport costs.

Second is on-net traffic, today we use a variety of carriers for our long distance traffic. MCI’s extensive geographic coverage and spare network capacity create significant opportunities for savings. Just bringing our LD traffic on net will save over 100 million annually. Third is capital efficiency. We will be able to avoid the capital we would have spent building out our own long distance network and add a franchise network as we use the MCI assets to meet customer demand for services. Absent this transaction our capital program called for continued investment in our own original LD voice and data network as well as continued

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FINAL TRANSCRIPT

VZ - Conference Call “Verizon to Acquire MCI for $5.3 Billion in Equity and Cash”

deployment of our enterprise advance programs in additional out of franchise markets. Avoided network investment will save us more than 150 million annually.

We will also achieve savings through a number of operational initiatives. IT will be a major area of focus as we eliminate duplicate systems and consolidate data centers. As we have seen at Verizon, IT convergence can be complex but they have a tremendous pay-off in terms of operational efficiency. For example, since the close of the Bell GTE merger we have reduced our IT expense by over one-third and our IT hardware capital by over 60 percent. Also we have eliminated over 500 systems with corresponding employee reductions. Today MCI has nearly 1100 major systems, including more than 170 billing systems and 180 different ordering systems. We believe we can reduce the number of MCI systems by some 40 percent through IT reengineering.

MCI has 9 data centers to our 7 and 60 percent fewer servers, yet they spend about 15 percent more than Verizon to operate them. So we see lots of opportunity for improving efficiency through IT modernization and we’ve had a lot of success in this area.

In the area of real estate, MCI has significantly reduced their space over the last few years, but we still see more opportunities to further rationalize our real estate holdings. In the area of procurement we will transition MCI through our vendor relationships which take advantage of our economies of scale.

Finally as you might expect, we will have headcount reductions in a number of areas in our companies including network operations, engineering, IT, sales and corporate staff functions such as HR and legal. In total we are targeting about a 7000 headcount reduction. As you see, these efforts go well beyond just eliminating redundancies. We are focused on creating a better, more productive Company offering improved customer service with a highly reliable network. This will take time and a certain amount of upfront investment to accomplish; we are very confident that we can create a more efficient operation, lower cost position and expand margins going forward. We see incremental revenue opportunities as well. We will be a much stronger and more credible competitor in the enterprise space than either Company is on its own. Which will help us retain customers and over time win market share.

So the base case for both Verizon and MCI is immediately improved with this transaction. We also have a much stronger value proposition for enterprise customers. We will be able to bundle and package across our whole portfolio of services, CPE, local, long distance, managed services and wireless. Our unparalleled fiber availability and IP backbone will allow for high growth in opticals, Ethernet and IP services. Our improved cost position will help us price our services competitively while maintaining margins.

Our managed services capability in voice, data and IP will allow us to compete effectively in this high-growth segment. And we have a bigger customer base for wireless enterprise products which is critical as we expand our 3G network. So here’s how this all stacks up. The figures on this chart are expressed in terms of EBITDA contribution and do not include transition charges. We expect savings to be about 500 million in year one, 750 in year two, and ramping up to one billion in year three and beyond. The chart splits savings into two categories, wage and non-wage. The wage category is driven by headcount reductions we anticipate over this period. The non-wage category consists primarily of network and IT related savings with a small contribution from projected revenue increases.

Approximately 80 to 85 percent of the net present value is in expense savings, which we have a proven track record of delivering. Achieving these savings will involve a significant upfront investment over the first three years after close. One to 1.5 billion in expense and 2 billion in capital. After the third year, both of these drop off dramatically.

Now let me turn to the deal terms, then I’ll sum up the impact on this on our financials. This transaction is valued at the market based upon Friday’s closing prices. On this next slide you can see what the numbers look like. The transaction values MCI shares at 20.75 a share or 6.7 billion. MCI share owners will receive 0.4062 Verizon shares for each MCI share and cash consideration of $1.50 per share or 488 million subject to adjustment at closing. Also, MCI will pay a special dividend of $4.10 per share in addition to the 40 cent dividend that was just declared. We will issue about 132 million new shares of Verizon stock which comes to about 4.5 percent of the pro forma outstanding shares.

Verizon will also assume MCI’s debt. At the time of closing we are targeting net debt to be about 4 billion. The agreement includes an adjustment to merger consideration which puts us 1.725 billion cap on certain specified liabilities, which include bankruptcy claims, state tax claims and international tax claims. If the claims exceed 1.725 billion, the excess first reduces the 488 million cash consideration dollar for dollar, and after that the equity consideration is then reduced dollar for dollar. This mechanism gives us a measure of protection against outstanding claims while aligning the interest of our shareowners around the fair and economical settlement of these issues.

We have established an arbitration process to settle any disputes over the final determination of the amount of these contingency claims. Other terms include a breakup fee of 200 million and the usual terms and conditions that apply to a transaction of this type. Finally this deal is subject to approval by MCI shareowners. Verizon shareowner approval is not required. So here’s what the financial impacts will be, which we look at here on a full-year basis. Excluding transition, any amortization intangible assets that may be created at the time of acquisition, we expect this

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FINAL TRANSCRIPT

VZ - Conference Call “Verizon to Acquire MCI for $5.3 Billion in Equity and Cash”

transaction to be modestly dilutive to year one earnings by about 10 cents a share and to be essentially breakeven by the third year.

Cash flow, including transition costs will turn positive in year three. The total net present value of the savings and incremental value is 7 billion with 80 to 85 percent coming from expenses and the rest from revenues. Included in this NPV calculation are transition costs and capital investment which will be mainly in the areas of network and IT efficiencies. We intend to move aggressively in this area and are confident we can complete most of our activities in the first three years. As I mentioned we expect expenses to run from 1 to 1.5 billion and capital investments to be about 2 billion.

Finally the small increase in our share base will have a relatively modest effect on our overall capital structure. Similarly, the impact on our balance sheet and credit metrics is relatively small as well. This means we will continue to have a strong balance sheet and good financial flexibility going forward.

So to summarize, I see this as a smart and very achievable transaction. I have a high degree of confidence that we can generate 1 billion a year in savings by year three. We have gained a better product suite, improved network capabilities and dramatically expanded account coverage all without significant impact on our financial flexibility and with minimal dilution. While there are upfront investments required to make this work it provides a return on invested capital that I’m very comfortable with. And I believe all of this is not only achievable, but there is a potential upside to both companies’ shareowners for all the plans that we have discussed today on both the productivity and the revenue side. Now let me turn it back to Ivan for some final thoughts.

Ivan Seidenberg - Verizon Communications, Inc. - Chairman, CEO

Thank you. Michael, Doreen, thank you very much. Actually as you see on slide 29, if you can read this, our view is this is strategic, it is simple, it is straightforward, it is compelling and we are very excited to get going on this. So what we would like to do now is turn it back to Cathie, and we will entertain any questions.

Cathie Webster - Verizon Communications, Inc. - SVP IR

Operator, we are now ready to take the first question.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS) John Hodulik of UBS.

John Hodulik - UBS - Analyst

Congratulations on the deal. Obviously it has been in the paper that Qwest was also a bidder for MCI. Michael or Ivan could you talk about the terms in the merger agreement that may sort of prevent a third party from coming in and potentially out-bidding Verizon or at least increasing the potential bid for the Company aside from the $200 million breakup fee? And then second of all, maybe address potential divestitures that you believe may occur as this transaction is put through the regulatory approval process. Thanks.

Ivan Seidenberg - Verizon Communications, Inc. - Chairman, CEO

I’ll deal with this really quickly because I think in our case when you look at any deal like this, we think it is strategic, so first of all there are unique opportunities between our two companies, namely in the size of the synergies that we have. There are extraordinarily rich set of new opportunities going forward that I don’t think other people can bring to the table. So the first point I would make is the synergies represent a very high hurdle for someone to come in.

Secondly I think obviously the breakup fee is something that will prevent somebody from coming over the top, and then I think the third thing is the market itself when you look at the last two or three transactions that have been announced lately I think this is a transaction that goes core to core. It MCI’s bread and butter and our bread and butter, and we combine that and we have extraordinary opportunities to create hurdles but others can’t quite match. I am very comfortable that we have a compelling offer for shareholders and I am not particularly concerned about somebody coming in over the top. There is a very high hurdle for them to meet to make that happen. Michael do you have anything?

Michael Capellas - MCI, Inc. - President, CEO

I think that’s all.

John Hodulik - UBS - Analyst

And the divestitures?

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FINAL TRANSCRIPT

VZ - Conference Call “Verizon to Acquire MCI for $5.3 Billion in Equity and Cash”

Ivan Seidenberg - Verizon Communications, Inc. - Chairman, CEO

I don’t think we are going to have to do any of those. There is nothing I know of that we discussed in the time — and Michael, we haven’t discussed anything that we think the lawyers have said would be an issue. So there is nothing over and above what we both normally have agreed to do that would be triggered by this transaction.

John Hodulik - UBS - Analyst

Great. Thanks.

Operator

David Barden of Banc of America Securities.

David Barden - Banc of America Securities - Analyst

Good morning. Just a couple, maybe just a detailed question. First, maybe you could Ivan or Michael, outline the estimated timetable for the deal going forward and when we should expect to see the prospectus, the shareholder vote, regulatory filings, etc.? Second, maybe if you can give us a sense of the revenue expense overlap, for instance, how much of MCI’s expenses today is just going into Verizon’s revenue line? The third question was from MCI’s perspective on the increased dividend payout coming. Could you talk a little bit about the anticipated timing for how you can expect to space those dividends. And then last, maybe Doreen, in the $4 billion debt number did you include the $1.725 billion in liabilities in that number? Thanks a lot.

Ivan Seidenberg - Verizon Communications, Inc. - Chairman, CEO

Well, there’s 250 questions. I am going to do two of them real quick Michael, and Doreen. Timetable, we will get the applications filed quickly. My understanding, Michael, is you will go for shareowner vote in 90 to 120 days, that’s about right. So the next issue would be to get DOJ and FCC approval, and then in parallel get all the states. Our view is about a year. We don’t think it should take more than that, but if it takes a little bit longer than that it will be close to that. So our target is about a year and we are pretty comfortable that we will get this process started right away.

We are not going to — we don’t comment on competitive information on how much business MCI does with us. If Michael wants to tell you, he can. And I think on the question of the increased dividends, I guess maybe Michael, you can handle that because people will say that, and then we will come back and handle your net debt question. I can answer the question; the net debt includes all of the issues that you raised. It is net of total debt and cash on hand.

Doreen Toben - Verizon Communications, Inc. - CFO

There is probably a little bit of the international tax that will be smaller and that will run into ‘06.

Ivan Seidenberg - Verizon Communications, Inc. - Chairman, CEO

Okay, so it is the timing of the international tax payments.

Doreen Toben - Verizon Communications, Inc. - CFO

It will not be the entire amount, though.

Ivan Seidenberg - Verizon Communications, Inc. - Chairman, CEO

So let’s turn it over to you for the other pieces that you can answer it.

Michael Capellas - MCI, Inc. - President, CEO

Okay. I’ll ask Mr. Blakely to take the dividend question.

Robert Blakely - MCI, Inc. - CFO, EVP

Very simply, we would expect that the special dividend would be paid in connection with the shareholder meeting.

Michael Capellas - MCI, Inc. - President, CEO

Which is in May. Relevant to the relationship with Verizon today, we obviously have wholesale agreements with a number of the large carriers. The one with Verizon is roughly $400 million. And it is well, it’s a good relationship that we have had ongoing probably for a decade. It is not particularly a huge number right now relative to our overall business.

David Barden - Banc of America Securities - Analyst

Can I just clarify Bob, did you say that the special dividend will be paid out in one lump sum potentially subsequent to the annual meeting?

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FINAL TRANSCRIPT

VZ - Conference Call “Verizon to Acquire MCI for $5.3 Billion in Equity and Cash”

Robert Blakely - MCI, Inc. - CFO, EVP

Not the annual meeting, the shareholders vote on the transaction, David.

David Barden - Banc of America Securities - Analyst

Okay thank you.

Operator

Blake Bath of Lehman Brothers.

Blake Bath - Lehman Brothers - Analyst

Good morning. Three questions. The ‘05 outlook for MCI on revenue growth and EBITDA — I know AT&T and Sprint had both talked about double-digit revenue declines in ‘05. Would you care to comment on your own outlook would be question one. Number two on the consumer and small business activities of MCI, could you just comment on what you’re going to do with those i.e., the degree to which will be in harvest mode over the next 12 months and beyond? And then finally just a point of clarification. In terms of the overall value of this to Verizon shareholders Doreen, it looks to us like this is a $9 billion transaction, $4.8 in equity, $0.5 billion in cash, and $4 billion in net debt assumption. I just want to clarify that that’s the way you are thinking about it as well. Thank you very much.

Doreen Toben - Verizon Communications, Inc. - CFO

If you went all through the first part, Blake, I would say it is more like $8.9. The $488 will really come out of MCI’s cash. So it is really $4.8 plus $4.

Robert Blakely - MCI, Inc. - CFO, EVP

On the second one, we have not given public guidance for ‘05 which we will do in our upcoming earnings call, so that is not yet public and we will certainly happy to discuss it with you then. Relevant to consumer small business our strategy remains as it has been since the regulatory rulings that hit last year. We have been in the process of scaling back our consumer business. We will continue to participate in select markets where we have a concentrated facility so by and large we have been scaling that down for some time. And we have been quite public about that, so no change in strategy whatsoever.

Blake Bath - Lehman Brothers - Analyst

Thank you.

Operator

Richard Talbot of RBC Capital Markets.

Richard Talbot - RBC Capital Markets - Analyst

The question on the client base at MCI, wondered if you could update us on the experience that you’re finding with respect to contract renewals and just the overall level of stickiness the client base has.

Michael Capellas - MCI, Inc. - President, CEO

Obviously I think our record actually speaks quite well for itself. What we have seen is an incredible retention level across the base; we have seen that for two years. There has been no change. We have continued on very, very strong renewal rates across the board. We are finding a very strong acceptance, relevance to some of the new services particularly in the security environment where we have really sort of stepped-up our capability and managed services. And quite frankly both morale in our sales force as well as customer acceptance has really been very encouraging over the past couple of quarters. So we continue to feel pretty good about it.

At the end of the day sort of where is the proof point? Well the proof point is that our revenue has stabilized for four consecutive quarters despite the fact that there has been some degradation of price in the traditional voice business, which tells you that we are gaining a bigger share of the other services in retaining accounts.

Richard Talbot - RBC Capital Markets - Analyst

And I wondered if you could comment on any recent pricing trends that you’re seeing in the enterprise market.

Michael Capellas - MCI, Inc. - President, CEO

Well you know it is as we continued to talk about. It is in different categories. On the new services side you continue to see pretty good acceptance and that takes on the whole blended price up on the traditional, sort of just classic long distance side, and one of the interesting questions is how do you even measure price ? We continue to now start to sell dedicated capacity point to point with services on IP so I am not even sure what voice calls per minute mean, so what we are seeing is really a paradigm shift in pricing. It is dedicated capacity with services on top of it as opposed to traditional measures. And that of course becomes increasingly sticky.

So it is sort of a different pricing paradigm. On the — you know there is a lot of talk about voice and voice pricing. So what we start to see is nobody really builds an IP network to put voice on top of it, you have an IP network or you don’t build an IP just for voice; you have an IP network and you add data. It is a new value

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FINAL TRANSCRIPT

VZ - Conference Call “Verizon to Acquire MCI for $5.3 Billion in Equity and Cash”

equation, it is based on our entire portfolio we sell, and that is where the customer relationships really count.

Richard Talbot - RBC Capital Markets - Analyst

Okay. Thank you.

Operator

Frank Louthan of Raymond James.

Frank Louthan - Raymond James - Analyst

Good morning. Just a couple questions regarding some of your fiber plays. How does MCI help with particularly your fiber initiative in video play, and then migrating to IP telephony? Can you provide color on what you’ll now be able to do with MCI versus before, and is that where the revenue opportunities are? Thanks.

Ivan Seidenberg - Verizon Communications, Inc. - Chairman, CEO

Two separate questions. I think that first of all, we will have a backbone network here nationwide that will save a lot, as Doreen said. And remember the fiber play that you’re talking about is more in the local consumer broadband. We will continue to do that. We think that is an extraordinary opportunity for us. Obviously when you combine the infrastructure of these companies, there are areas for savings that will lower the overall cost position. But where I would simplify this in a word is that this transaction let’s us become more efficient as we approach two major customer facing activities in the enterprise market and in the local consumer broadband market. And they are not mutually exclusive, I think we feel very comfortable we are going to do both.

Michael Capellas - MCI, Inc. - President, CEO

The other thing I think you can’t underestimate is the extension of both, not just traditional wireless telephony, but wireless applications. And so what this does if you think about having an IP backbone with a whole set of wireless applications. I mean, when you talk to a CIO, this is Michael, you really start to focus on is that they don’t want to do is sort of take each piece of the structure. When it used to be just voice I would say, okay, I will give my wireless to a certain carrier and I won’t worry about it. When you start integrating wireless applications which is going to explode over the next couple of years, so one of the reasons why the timing of this deal makes so much sense is so many of the huge IP investments, decisions will be made over the next two years. And as part of that wireless applications and the delivery of wireless applications as part of it is sort of like the ultimate enterprise bundle, as opposed to just thinking the consumer bundle.

Frank Louthan - Raymond James - Analyst

Great. Thank you.

Operator

Mike McCormack of Bear Stearns.

Mike McCormack - Bear Stearns - Analyst

Good morning. Thanks, guys. Maybe just a quick follow-up question on the pricing environment, not so much what it is now, but in anticipation of the SBC/AT&T transaction and now your transaction. Is there any way that we can assume that things will become perhaps more rational? And then secondly, with respect to the strategy itself with the acquisition, Ivan you’ve always said that you thought that you felt Verizon was well positioned on a stand-alone basis. Yet timing not withstanding with Qwest getting involved, but just walk us through maybe your thought process on what led to the deal, maybe doing the deal as opposed to the other asset stuff that have recently come up ?

Ivan Seidenberg - Verizon Communications, Inc. - Chairman, CEO

Okay, this is easy. Perhaps, I think Michael covered almost all of the issues of value and pricing and margin. But let me just make this point. From our perspective if you look at the enterprise market, it is less concentrated than the cable and the wireless market. So we look at the opportunity here. If we can innovate and create new value and move to the future that Michael talks about, we can create value and margin. And we have always been focused on margin. We will compete where we have to on price, and we will meet the market demand. But the issue here for us is to create something compelling and new that gives the marketplace a chance to reward our new Company for the innovation that we can bring to the marketplace. So I don’t know how pricing shakes out, but I do know that if we don’t change something, then all we are going to do is what we always did and we constantly get caught in repricing old products. So the issued for us is to create something new and compelling going forward.

Now, your issue about what our thinking is its very simple. We have been very comfortable with our strategy for building out our enterprise advance initiative. We have made progress every year. It should surprise no one that we could not have accelerated that to the point of a combination of the way the Company would look with Michael and his team. There are lots of factors that have gone into this. We have been talking to Michael as I mentioned earlier for the better part of the last four to six months. We have seen

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FINAL TRANSCRIPT

VZ - Conference Call “Verizon to Acquire MCI for $5.3 Billion in Equity and Cash”

better visibility and some additional stability and momentum on the part of MCI. We have seen the market accept four major transactions in the last three or four months. When you look at the closing of the Cingular/AWE, you look at ALLTEL discussion, you look at the Sprint transaction, you look at the AT&T/SBC transaction. All of those things gives us the confidence that if we stick to our core and we find a way to accelerate our core strategy, and we do it at a good value for both sides, it is not inconsistent with what we’ve been thinking about all along. And so we are focused on being opportunistic and smart at the same time.

It should surprise no one that MCI is an icon. They are not to use a poor analogy, but there is no question in our mind that one of just a few beachfront properties that you will ever want to see. So it would be — it would have been crazy for us not to keep our eye out and find an opportunity to talk to Michael about it. And we reached fair relative valuations, so I think we are in great shape on it. So our thinking is this is a very natural thing for us to do, and we are pleased that MCI was willing to do it.

Mike McCormack - Bear Stearns - Analyst

Thanks, Ivan.

Cathie Webster - Verizon Communications, Inc. - SVP IR

Operator we have time for one more question.

Operator

Jason Bazinet J.P. Morgan.

Jason Bazinet - J.P. Morgan - Analyst

Good morning. I just had one, or maybe two questions. On the downward price adjustment for the claims of $1.7 billion or so, is that your collective view kind of the worst-case scenario, or is it your view of kind of what the most likely outcome is? And then second, I just had a question on the transition costs on page 28. Are those, I am assuming those expense and CapEx numbers are across the full 3 year spectrum, not annual numbers. Thanks.

Robert Blakely - MCI, Inc. - CFO, EVP

I would just say we are very comfortable with that number on the claims.

Jason Bazinet - J.P. Morgan - Analyst

Okay.

Robert Blakely - MCI, Inc. - CFO, EVP

I think maybe Doreen would probably be in a better position to answer the second question.

Doreen Toben - Verizon Communications, Inc. - CFO

Yes, I am looking for it, that was across all years.

Jason Bazinet - J.P. Morgan - Analyst

Okay thank you.

Ivan Seidenberg - Verizon Communications, Inc. - Chairman, CEO

Okay, what do you think, guys, we had enough questions? Okay, we are done. Let’s sum up. Michael let me offer you an opportunity if you have any final comments you want to offer.

Michael Capellas - MCI, Inc. - President, CEO

We now look forward to moving on; getting regulatory approval and competing in the marketplace.

Ivan Seidenberg - Verizon Communications, Inc. - Chairman, CEO

We are in the same place, and we’re excited to finish this call and go talk to all of you privately. We are raring to go. So we will see you all during the day, and thank you for taking the time this morning. Thank you.

Operator

Thank you. This does conclude today’s teleconference. Please disconnect your lines at this time and have a wonderful day.

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FINAL TRANSCRIPT

VZ - Conference Call “Verizon to Acquire MCI for $5.3 Billion in Equity and Cash”

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Verizon Communications Inc. (Verizon) intends to file a registration statement, including a proxy statement of MCI, Inc. (MCI), and other materials with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about Verizon and MCI, at www.sec.gov, the SEC’s website. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareholders with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2004 annual meeting of shareholders, dated March 15, 2004. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2003. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at investor.verizon.com/SEC/ and www.mci.com/about/investor_relations/sec/.

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